

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Edmund Hen Man
Chief Financial Officer
China Ceramics Co., Ltd
Junbing Industrial Zone
Anhai, Jinjiang City, Fujian Province, PRC

>   **Re: China Ceramics Co., Ltd**
>   **Registration Statement on Form F-3**
>   **Filed September 23, 2020**
>   **File No. 333-248998**

Dear Mr. Hen Man:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing